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                            August 12, 2021

       Michael Kirban
       Co-Founder and Co-Chief Executive Officer
       All Market Inc.
       250 Park Avenue South
       Seventh Floor
       New York, NY 10003

                                                        Re: All Market Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 16,
2021
                                                            CIK No. 0001482981

       Dear Mr. Kirban:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted July 16, 2021

       Industry and Market Data, page i

   1. Please tell us whether you commissioned any of the third-party data included in your registration statement.
       Summary, page 1

   2.                                                   Please quantify your
current indebtedness.
 Michael Kirban
FirstName
All Market LastNameMichael  Kirban
           Inc.
Comapany
August 12, NameAll
           2021    Market Inc.
August
Page 2 12, 2021 Page 2
FirstName LastName
Track Record of Industry Leading Financial Performance, page 6

3. Please revise the non-GAAP financial measures you present on pages 7 and 113 to address the following:
             You present Adjusted EBITDA - CapEX without presenting the most directly comparable GAAP measure with equal or greater prominence. Please comply with
             Item 10(e)(1)(i)(A) of Regulation S-K.
             You present charts related to Adjusted EBITDA and Adjusted EBITDA
- CapEX
             without presenting charts for the most directly comparable GAAP measures with equal or greater prominence. Please comply with Question 102.10 of the C&DIs related to non-GAAP financial measures.
We are dependent on our existing suppliers, page 33

4. Please revise the disclosure in this risk factor to clarify whether you have written agreements with the suppliers mentioned on page F-26. In addition, revise your business section to disclose, if applicable, the material terms of your supply agreements. Please file the agreements as exhibits to your registration statement or tell us why you are not required to do so.
We are dependent on distributor and retail customers, page 35

5. Please revise the disclosure in this risk factor to clarify whether you have written agreements with Keurig Dr. Pepper and Costco. Also, expand the disclosure on p. 131 to disclose, if applicable, the material terms of the agreements and file the agreements as exhibits,
Our amended and restated certificate of incorporation will provide, page 68

6. We note that your forum selection provision identifies the state or federal courts (as appropriate) located within the State of Delaware as the exclusive forum for certain
         litigation, including any    derivative action.    Please disclose
whether this provision
         applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

As a Delaware public benefit corporation, we may be subject to increased derivative litigation,
 Michael Kirban
FirstName
All Market LastNameMichael  Kirban
           Inc.
Comapany
August 12, NameAll
           2021    Market Inc.
August
Page 3 12, 2021 Page 3
FirstName LastName
page 73

7. Please expand the disclosure in this risk factor that stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at
least 2% of the company   s
         outstanding shares) are entitled to file a derivative lawsuit to also refer, if applicable, to the lesser of such percentage or shares of at least $2 million upon listing. In this regard, we note your disclosure in the second paragraph on page 162.
Selected Consolidated Financial and Other Data, page 83

8. Please revise your selected financial data table, including the balance sheet data, and your summary financial data table on page 28, including the non-GAAP financial measures, to present the information in the same chronological order as it is presented in your financial statements and in MD&A.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Quarterly Performance of Our Business, page 87

9. We note your disclosure that the beverage market is subject to seasonal variation and your sales are generally higher during the warmer months. Please tell us what consideration you have given to presenting quarterly disclosures in your filing. If quarterly disclosures are not available or provided, it appears to us you should quantify and more fully disclose and discuss the impact that seasonality had on your results of operations during the periods presented, including the fluctuations in revenue and net income during quarterly periods.
Contractual Obligations and Commitments, page 100

10. Please revise your disclosure to clarify, if accurate, that you had an outstanding balance on the Revolving Facility of $25 million as of December 31, 2020 rather than December 31,
         2021.
Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 101

11. Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please address material differences between the valuations used to determine the fair value of your common stock relative to the fair value implied by the anticipated IPO price. We will not be able to complete our evaluation of your response until the IPO range is provided.
Registration Rights Agreement, page 157

12. You disclose that you expect to enter into a Registration Rights Agreement in connection with this offering. Please disclose whether you anticipate any maximum cash penalties related to the Registration Rights Agreement and/or any additional penalties resulting
 Michael Kirban
All Market Inc.
August 12, 2021
Page 4
      from delays in registering your common stock. Refer to ASC 825-20-50-1. Principal Stockholders, page 159

13. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in the table on page 159. Please also identify the relevant entities.
Consolidated Financial Statements
14. Fair Value Measurements, page F-28

14. We note that in connection with your acquisition of Runa, you are obligated to pay
      contingent payments to Runa   s former shareholders by December 2022
based upon the
      achievement of certain operating metrics. Please more fully address the specific nature of these metrics and how you determined the related fair value of the contingent consideration during each period. Please also revise note 8 to clarify the amount of goodwill and intangible assets associated with the acquisition of Runa and to more explain how you determined their estimated fair values exceed their carrying values. Refer to
      ASC 805-30-50-1, ASC 805-30-50-4, and ASC 820-10-50.
       You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Anne McConnell,
Senior Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Kirban
                                                            Division of
Corporation Finance
Comapany NameAll Market Inc.
                                                            Office of
Manufacturing
August 12, 2021 Page 4
cc:       Ian D. Schuman
FirstName LastName